

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

April 19, 2007

Mr. Salim Ghafari
Chief Financial Officer
Global Environmental Energy Corp. (Bahamas)
P.O. Box CB-13277
Cable Beach Nassau Bahamas

> **Re:** **Global Environmental Energy Corp. (Bahamas)**
> **Form 20-F for Fiscal Year Ended May 31, 2006**
> **Filed December 13, 2006**
> **File No. 0-32861**

Dear Mr. Ghafari:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended May 31, 2006

General

1.   We note that you believe you are a foreign private issuer. Please provide us with a detailed analysis of how you determined you met the conditions of Rule 405 of Regulation C to file as a foreign private issuer and tell us when this determination was made.

2.   Please revise your filing to conform to the guidelines prescribed by Form 20-F. Revise your cover page to include all information required by this form. In this regard, note that your cover page improperly references Item 405 of Regulation S-B and Form 10-KSB.

3.   Please revise your filing to provide the disclosures required under Item 15 of Form 20-F to state the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Exhibit 12, page 29

4.   We note the certifications you provide are inconsistent with the requirements of Item 601(b)(31) of Regulation S-K. As such, please revise the language of paragraphs 2, 3, 4, 4(a), 4(b), 4(c), 5, 5(a) and 5(b) of the certifications. Please refer to Release No. 33-8238 for an example certification, at http://www.sec.gov/rules/final/33-8238.htm. In this regard, note that the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal over financial reporting for the company and paragraph 4(b) may be omitted until such time that you are required to include management's internal control report in your annual report. You may wish to take this into consideration when addressing this comment. Refer to Release No. 33-8238, Item III.E., entitled Discussion of Amendments Related to Certifications, Transition Period, at http://www.sec.gov/rules/final/33-8238.htm#iiie.

Financial Statements

5.   It appears from your discussion of significant accounting policies that your financial statements reflect your financial results and those of your wholly owned subsidiaries. Accordingly, please revise the titles of your financial statements to identify them as consolidated.

6.   We note that the statements beginning at page F-4 of your filing present your financial results for each of the years in the two-year period ended May 31, 2006. Please note that you are required under Item 8.A.4 of Form 20-F to include audited comparative financial statements that cover the latest three financial years. Please revise your filing to include audited financial statements for the latest three financial years and request your auditors to modify their report accordingly. Please also expand your Management's Discussion and Analysis disclosure to cover all periods included in your financial statements and provide all selected financial data required under Item 3.A of Form 20-F.

7.   We note from your disclosure at page 12 that you are in the development stage of your business. Accordingly, please revise your financial statements to satisfy the requirements under paragraphs 11 and 12 of SFAS 7.

8.   Please revise your financial statements to comply with the reporting requirements of SOP 90-7. Specifically, please make the following revisions:

- Revise your balance sheet to distinguish prepetition liabilities subject to compromise from those that are not (such as fully secured liabilities that are expected not to be compromised) and postpetition liabilities;

- Expenses (including professional fees), realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business should be reported separately as reorganization items in your statements of operations;

- Interest expense should be reported only to the extent that it will be paid during the proceeding or that it is probable that it will be an allowed priority, secured, or unsecured claim. The extent to which reported interest expense differs from stated contractual interest should be disclosed;

- Reorganization items should be disclosed separately within the operating, investing, and financing categories of the statement of cash flows. If the indirect method is used, details of operating cash receipts and payments resulting from the reorganization should be disclosed in a supplementary schedule or in the notes to the financial statements; and

- Since your consolidated financial statements include an entity in reorganization proceedings and one or more entities not in reorganization proceedings, you should include separate condensed financial statements of the entity in reorganization proceedings.

9.   It appears that the May 31, 2006 ending balances of additional paid-in capital and accumulated deficit presented in your statements of changes in stockholders' (deficit) at page F-7 should be revised to agree to the corresponding amounts on the face of your balance sheet at page F-4. Please revise as appropriate.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief